Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of August 14, 2026, is by and among Silvercrest Asset Management Group LLC, Silvercrest L.P. and Silvercrest Asset Management Group Inc. (collectively, the "Filers").

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Class A Common Stock of Infinity Natural Resources, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

SILVERCREST ASSET MANAGEMENT GROUP LLC

By: /s/ David J. Campbell
David J. Campbell
General Counsel

SILVERCREST L.P.

By: /s/ David J. Campbell
David J. Campbell
Secretary

SILVERCREST ASSET MANAGEMENT GROUP INC.

By: /s/ David J. Campbell
David J. Campbell
General Counsel and Secretary